PART I.  FINANCIAL INFORMATION

ITEM 1.  CONSOLIDATED FINANCIAL STATEMENTS

             GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                   CONSOLIDATED STATEMENTS OF INCOME
                              (UNAUDITED)
             (Dollars in thousands, except per share amounts)
For the three months ended January 31,            2000          1999

Net sales                                         $229,309      $180,004
Other income, net                                    8,039         1,974

                                                   237,348       181,978

Cost of products sold                              169,553       148,589
Selling, general and administrative expenses        30,776        26,516
Interest expense                                     4,183         3,865

                                                   204,512       178,970

    Income before income taxes and equity in
      earnings of affiliates                        32,836         3,008
Income taxes                                        12,806         1,147

    Income before equity in earnings of affiliates  20,030         1,861
Equity in earnings of affiliates                     2,987         1,820

    Net income                                    $ 23,017      $  3,681

Basic and diluted earnings per share:

Class A Common Stock                              $   0.81      $   0.13
Class B Common Stock                              $   1.21      $   0.19

See accompanying Notes to Consolidated Financial Statements

                 GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                           CONSOLIDATED BALANCE SHEETS
                             (Dollars in thousands)
ASSETS
                                                 January 31,   October 31,
                                                    2000          1999
                                                 (Unaudited)
CURRENT ASSETS
Cash and cash equivalents                        $  22,121     $   8,935
Canadian government securities                       5,381         5,314
Trade accounts receivable - less allowance
 of $2,849 for doubtful items ($2,456 in 1999)     121,278       124,754
Inventories                                         41,732        50,706
Deferred tax asset                                   6,857         6,857
Net assets held for sale                             8,457         6,462
Prepaid expenses and other                          14,751        14,270
    Total current assets                           220,577       217,298

LONG-TERM ASSETS
Goodwill - less amortization                       141,230       142,977
Investment in affiliates                           125,243       124,360
Other long-term assets                              24,630        25,218
                                                   291,103       292,555

PROPERTIES, PLANTS AND EQUIPMENT - at cost
Timber properties - less depletion                  11,225         9,925
Land                                                12,975        12,280
Buildings                                          121,918       124,594
Machinery and equipment                            499,963       491,533
Capital projects in progress                        41,014        40,651
                                                   687,095       678,983
Accumulated depreciation                          (280,265)     (277,850)
                                                   406,830       401,133

                                                 $ 918,510     $ 910,986

LIABILITIES AND SHAREHOLDERS' EQUITY

CURRENT LIABILITIES
Accounts payable                                 $  36,919     $  46,703
Accrued payrolls and employee benefits               7,312        10,154
Restructuring reserves                               2,601         5,157
Income taxes payable                                10,386            --
Other current liabilities                            9,997        10,017
    Total current liabilities                       67,215        72,031

LONG-TERM LIABILITIES
Long-term obligations                              253,000       258,000
Deferred tax liability                              49,817        48,960
Postretirement benefit liability                    21,624        21,154
Other long-term liabilities                         20,984        22,859
    Total long-term liabilities                    345,425       350,973

SHAREHOLDERS' EQUITY (Note 2)
Capital stock, without par value                    10,228        10,207
 Class A Common Stock:
  Authorized 32,000,000 shares;
   issued 21,140,960 shares;
   outstanding 10,587,296 shares
   (10,653,396 in 1999)
 Class B Common Stock:
  Authorized and issued 17,280,000 shares;
   outstanding 11,847,859 shares
   (11,873,896 in 1999)
Treasury Stock, at cost                            (55,694)      (52,940)
 Class A Common Stock: 10,553,664 shares
  (10,487,564 in 1999)
 Class B Common Stock:  5,432,141 shares
  (5,406,104 in 1999)
Retained earnings                                  556,846       537,126
Accumulated other comprehensive income
 - foreign currency translation                     (5,510)       (6,411)
                                                   505,870       487,982

                                                 $ 918,510     $ 910,986

See accompanying Notes to Consolidated Financial Statements

                GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                (UNAUDITED)
                           (Dollars in thousands)
For the three months ended January 31,            2000          1999
Cash flows from operating activities:
Net income                                        $ 23,017      $  3,681
Adjustments to reconcile net income to net cash
 provided by operating activities:
  Depreciation, depletion and amortization          12,060        11,111
  Undistributed equity in earnings of affiliates      (596)       (1,820)
  Deferred income taxes                                565           713
  Other - net                                       (1,287)       (1,416)
 Changes in current assets and liabilities, net
  of effects from acquisitions and dispositions      7,556         4,380
Net cash provided by operating activities           41,315        16,649

Cash flows from investing activities:
Acquisitions and dispositions, net of cash              --       (49,452)
Disposals of investments in Canadian
 government securities                                  --         1,321
Purchases of properties, plants and equipment      (17,858)       (8,361)
Net cash used by investing activities              (17,858)      (56,492)

Cash flows from financing activities:
Proceeds from long-term debt                            --        36,500
Payments on long-term debt                          (5,000)      (21,500)
Dividends paid                                      (3,297)       (3,349)
Acquisitions of treasury stock                      (2,756)           --
Other - net                                             23            --
Net cash (used in) provided by financing
 activities                                        (11,030)       11,651

Foreign currency translation adjustment                759           408

Net increase (decrease) in cash and cash
 equivalents                                        13,186       (27,784)
Cash and cash equivalents at beginning of period     8,935        41,329

Cash and cash equivalents at end of period        $ 22,121      $ 13,545

See accompanying Notes to Consolidated Financial Statements

              GREIF BROS. CORPORATION AND SUBSIDIARY COMPANIES
                 NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                              JANUARY 31, 2000


NOTE 1 -- BASIS OF PRESENTATION

	The information furnished herein reflects all adjustments which are, in the opinion of management, necessary for a fair presentation of the consolidated balance sheets as of January 31, 2000 and October 31, 1999 and the consolidated statements of income and cash flows for the three-month periods ended January 31, 2000 and 1999. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make certain estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual amounts could differ from those estimates.

	These financial statements should be read in conjunction with the financial statements and notes thereto included in the most recent Annual Report on Form 10-K of Greif Bros. Corporation and its subsidiaries (collectively, the "Company").

	Certain prior period amounts have been reclassified to conform to the 2000 presentation.


NOTE 2 -- CAPITAL STOCK AND RETAINED EARNINGS

	Class A Common Stock is entitled to cumulative dividends of 1 cent a share per year after which Class B Common Stock is entitled to non-cumulative dividends up to 1/2 cent per share per year. Further distribution in any year must be made in proportion of 1 cent a share for Class A
Common Stock to 1 1/2 cents a share for Class B Common Stock.  The Class
A Common Stock shall have no voting power nor shall it be entitled to notice of meetings of the stockholders, all rights to vote and all voting power being vested exclusively in the Class B Common Stock unless four cumulative dividends upon the Class A Common Stock are in arrears.
There is no cumulative voting.


NOTE 3 -- DIVIDENDS PER SHARE

	The following dividends per share were paid during the period indicated:

                                           Three Months
                                         Ended January 31,
                                         2000        1999
Class A Common Stock                     $0.12       $0.12
Class B Common Stock                     $0.17       $0.17


NOTE 4 -- CALCULATION OF EARNINGS PER SHARE

	The Company has two classes of common stock and, as such, applies the "two-class method" of computing earnings per share as prescribed in Statement of Financial Accounting Standards ("SFAS") No.
128, "Earnings Per Share." In accordance with the statement, earnings are allocated first to Class A and Class B Common Stock to the extent that dividends are actually paid and the remainder allocated assuming all of the earnings for the period have been distributed in the form of dividends.

	The following is a reconciliation of the shares used to calculate basic and diluted earnings per share:

                                           Three Months
                                         Ended January 31,
                                         2000        1999
Class A Common Stock:
 Basic shares                            10,624,749  10,909,672
 Assumed conversion of stock options         31,236      57,436
 Diluted shares                          10,655,985  10,967,108

Class B Common Stock:
 Basic and diluted shares                11,868,046  12,001,793

	There are 496,786 stock options that are antidilutive for 2000 (230,275 for 1999).


NOTE 5 -- INVENTORIES

	Inventories are comprised principally of raw materials and are stated at the lower of cost (principally on last-in, first-out basis) or market.


NOTE 6 -- NET ASSETS HELD FOR SALE

	Net assets held for sale represent land, buildings and land improvements less accumulated depreciation for locations that have been closed. As of January 31, 2000, there were thirteen locations held for sale, the majority of which were the result of the 1998 restructuring plan (See
Note 9 - Prior Year Restructuring Charges). The net assets held for sale have been listed for sale, and it is the Company's intention to complete the sales within the next year.


NOTE 7 -- ACQUISITIONS

CorrChoice Joint Venture:

	On November 1, 1998, the Company entered into a Joint Venture Agreement with RDJ Holdings Inc. ("RDJ") and a minority shareholder of a subsidiary of Ohio Packaging Corporation (the "Minority Shareholder") to form CorrChoice, Inc. ("CorrChoice"). Pursuant to the terms of the Joint Venture Agreement, the Company contributed all of its stock of Michigan Packaging Company ("Michigan Packaging") and Ohio Packaging
Corporation ("Ohio Packaging") in exchange for a 63.24% ownership interest in CorrChoice. RDJ and the Minority Shareholder contributed all of their stock of Ohio Packaging and its subsidiaries in exchange for a 36.76% ownership interest in CorrChoice. In connection with the closing of the CorrChoice joint venture, the Company and RDJ entered into a voting agreement which enables the Company and RDJ to be equally represented on CorrChoice's Board of Directors. As such, the Company does not control CorrChoice. Therefore, in accordance with generally accepted accounting principles, the Company has recorded its investment in CorrChoice using the equity method of accounting.

Intermediate Bulk Containers ("IBC") Acquisition:

	On January 11, 1999, the Company purchased the assets of the IBC business from Sonoco Products Company ("Sonoco") for $38,013,000 in cash. In addition, the Company paid $234,000 in legal and professional fees related to the acquisition. Prior to the acquisition date, and subsequent to March 30, 1998, the Company marketed and sold IBCs under a distributorship agreement with Sonoco.

Great Lakes and Trend Pak Acquisitions:

	On April 5, 1999, the Company purchased the common stock of Great Lakes Corrugated Corp. ("Great Lakes") and Trend Pak, Inc. ("Trend Pak") from their shareholders for $20,813,000 in cash. In addition, the Company paid $107,000 in legal and professional fees related to the acquisition.

Abzac-Greif Investment:

	During June 1999, Greif Containers Inc., a wholly owned Canadian subsidiary of the Company, exchanged its spiral core manufacturing assets with Abzac S.A., a privately held company in France, for a 49% equity interest in Abzac's fibre drum business (known as "Abzac-Greif"). The effective date of the transaction was January 1, 1999. The investment in Abzac-Greif has been recorded using the equity method of accounting.

Pro Forma Information:

	The following pro forma (unaudited) information assumes the CorrChoice joint venture, the acquisition of the IBC business, the acquisitions of Great Lakes and Trend Pak and the investment in Abzac-Greif had occurred on November 1, 1998 (Dollars in thousands, except per share amounts):

                                                Three Months
                                           Ended January 31, 1999
Net sales                                       $189,256
Net income                                      $  2,547

Basic and diluted earnings per share:
Class A Common Stock                            $   0.09
Class B Common Stock                            $   0.13

	The above amounts reflect the contribution of the spiral core assets and the recognition of the equity interest in Abzac-Greif by the Company's Canadian operation. In addition, the amounts reflect adjustments for interest expense related to the debt issued for the purchases, amortization of goodwill and depreciation expense on the revalued properties, plants and equipment resulting from the acquisitions.

	The pro forma information, as presented above, is not necessarily indicative of the results which would have been obtained had the transactions occurred on November 1, 1998, nor are they necessarily indicative of future results.


NOTE 8 -- INVESTMENT IN AFFILIATES

        The Company has investments in CorrChoice (63.24%) and Abzac-
Greif (49%) which are accounted for on the equity method. The Company's share of earnings of these affiliates is included in income as earned. In the first quarter 2000, the Company received dividends from affiliates of $2,391,000.

	The difference between the cost basis of the Company's investment in the underlying equity of affiliates of $5,509,000 at January 31, 2000 is being amortized over a fifteen-year period.

	The summarized unaudited financial information below represents the combined results of the Company's unconsolidated affiliates (Dollars in thousands):

                                              Three Months Ended
                                                  January 31,
                                              2000          1999
Net sales                                     $68,255       $48,121
Gross profit                                   11,160         8,090
Operating income                                7,983         5,691
Net income                                      5,293         3,415


NOTE 9 -- PRIOR YEAR RESTRUCTURING CHARGES

	During the third quarter of 1998, the Company approved a plan to consolidate some of its locations in order to improve operating efficiencies and capabilities. The plan was the result of an in-depth study to determine whether certain locations, either existing or newly acquired, should be closed and the sales and manufacturing volume associated with such plants relocated to a different facility. Eighteen existing fibre drum, steel drum and corrugated container plants were identified to be closed. The plants are located in Alabama, Georgia, Illinois, Kansas, Maryland, Massachusetts, Missouri, New Jersey, North Carolina, Ohio, Pennsylvania, Tennessee and Texas. As a result, the Company recognized a pretax restructuring charge of approximately $27.5 million, consisting of $20.9 million in employee separation costs (approximately 500 employees) and $6.6 million in other costs. The $6.6 million in other costs included $2.5 million for the impairment of long-lived assets due to the significant reduction in the remaining useful lives of the assets resulting from the decision to exit or close the facilities and other exit costs expected to be incurred after operations had ceased to maintain the facilities ($1.9 million) and remove the equipment ($2.2 million). The plant closures were announced and have been completed except for two plants expected to be announced and closed during 2000. The Company has sold or is planning to sell its seventeen owned facilities. A lease has been terminated on the remaining plant. Subsequent to the recognition of the restructuring charge, the Company did incur or, for plants not yet closed, expects to incur additional costs to relocate machinery and equipment and employees upon the closure of these plants.

        The amounts charged against this restructuring reserve during the quarter ended January 31, 2000 are as follows (Dollars in thousands):

                                 Balance at     Activity     Balance at
                                  10/31/99                    1/31/00
Cash charges:
 Employee separation costs       $2,108         $  (707)     $1,401
Cash and non-cash charges:
 Impairment of long-lived assets
  and other exit costs            1,441            (651)        790
                                 $3,549         $(1,358)     $2,191

        During the quarter ended January 31, 2000, 24 employees were terminated in accordance with this restructuring plan. As of January 31, 2000, there were a total of 427 employees that had been terminated and provided severance benefits under this restructuring plan.

	In addition, in connection with the acquisition of the industrial containers business from Sonoco and the consolidation plan, five locations purchased as part of the acquisition were identified to be closed. The locations are located in California, Georgia, Missouri and New Jersey. The plan to close or consolidate these locations was being formulated at the date of acquisition. Accordingly, the Company recognized a $9.5 million restructuring liability in its purchase price allocation related to these locations during the second quarter of 1998. This liability was accounted for under EITF No. 95-3, "Recognition of Liabilities in Connection with a Purchase Business Combination." The liability consisted of $6.1 million in employee separation costs (approximately 150 employees), $1.2 million in lease termination costs and $2.2 million in other exit costs. The $2.2 million in other exit costs included amounts expected to be incurred after operations had ceased to maintain the facilities ($1.0 million), remove the equipment ($0.5 million) and other closing costs ($0.7 million). The Company has sold or is planning to sell three of these locations. The leases have been or will be terminated on the remaining two locations.

	The amounts charged against this restructuring reserve during the quarter ended January 31, 2000 are as follows (Dollars in thousands):

                                 Balance at     Activity     Balance at
                                  10/31/99                    1/31/00
Cash charges:
Employee separation costs        $1,608         $(1,198)     $410

        During the quarter ended January 31, 2000, 37 employees were terminated in accordance with this restructuring plan. As of January 31, 2000, there were a total of 133 employees that had been terminated and provided severance benefits under this restructuring plan.


NOTE 10 -- BUSINESS SEGMENT INFORMATION

	The Company operates in three business segments: Industrial Shipping Containers; Containerboard & Corrugated Products; and Timber.

	Operations in the Industrial Shipping Containers segment involve the production and sale of shipping containers and multiwall bags. These products are manufactured and principally sold throughout the United
States, Canada and Mexico.

	Operations in the Containerboard & Corrugated Products segment involve the production and sale of containerboard, both virgin and recycled, and related corrugated sheets and corrugated containers. The products are manufactured and sold in the United States and Canada.

	Operations in the Timber segment involve the management and sale of timber on approximately 275,000 acres of timberlands in the states of Alabama, Arkansas, Florida, Georgia, Louisiana, Mississippi and Virginia.

	The Company's reportable segments are strategic business units that offer different products. The Company evaluates performance and allocates resources based on income before income taxes and equity in earnings of affiliates. The accounting policies of the reportable segments are the same as those described in the "Description of Business and Summary of Significant Accounting Policies" note in the 1999 Annual
Report except that the Company accounts for inventory on a first-in, first-out basis at the segment level compared to a last-in, first-out basis at the consolidated level.

	Corporate and other includes the costs associated with the Company's corporate headquarters, the Company's long-term obligations and other non-segment items.

	The following segment information is presented for the periods indicated (Dollars in thousands):

                                             Three Months Ended
                                                 January 31,
                                             2000          1999
Net sales:
 Industrial shipping containers              $120,927      $115,946
 Containerboard & corrugated products          91,804        61,637
 Timber                                        16,578         2,421

  Total                                      $229,309      $180,004

Income before income taxes and equity
 in earnings of affiliates:
 Industrial shipping containers              $  9,042      $  7,376
 Containerboard & corrugated products          15,259         4,469
 Timber                                        21,054         2,450
  Total segment                                45,355        14,295

 Corporate and other                          (12,519)      (11,287)

  Total                                      $ 32,836      $  3,008

                                             January 31,   October 31,
                                               2000          1999
Total assets:
 Industrial shipping containers              $424,390      $438,255
 Containerboard & corrugated products         326,819       331,050
 Timber                                        23,902        16,712
  Total segment                               775,111       786,017

 Corporate and other                          143,399       124,969

  Total                                      $918,510      $910,986


NOTE 11 -- RECENT ACCOUNTING STANDARDS

        The Financial Accounting Standards Board ("FASB") issued SFAS
No. 133, "Accounting for Derivative Instruments and Hedging Activities," in June 1998 and SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities - Deferral of the Effective Date of FASB Statement No. 133," in June 1999, which are effective for all quarters of 2001 for the Company. The statements require that all derivatives be recorded in the balance sheet as either assets or liabilities and be measured at fair value. The accounting for changes in fair value of a derivative depends on the intended use of the derivative and the resulting designation. The Company has not determined what impact these statements will have on the Consolidated Financial Statements.


ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS

RESULTS OF OPERATIONS

	Historically, revenues or earnings may or may not be representative of future operations because of various economic factors. The following comparative information is presented for the three-month periods ended January 31, 2000 and 1999.

	Net sales increased $49.3 million or 27.4% during the first quarter 2000 compared to the same period last year.

	The Industrial Shipping Containers segment had an increase in net sales of $5.0 million or 4.3% due to improvements in general market conditions, including the chemical industry, and regaining sales volume lost as a result of the Company's plant closings and consolidation efforts.

	The Containerboard & Corrugated Products segment had an increase in net sales of $30.2 million or 48.9% due primarily to multiple increases in paper prices subsequent to the first quarter 1999. Net sales for the first quarter 2000 also benefited, to a lesser extent, by the inclusion of Great Lakes, which was acquired in April 1999.

	The Timber segment had an increase in net sales of $14.2 million due to a timber marketing strategy focused on active harvesting and regeneration of the Company's timber properties in the United States.
Sales of timber are recorded as net sales, while sales of timberlands are included in other income. Future sales will take place as market conditions warrant; however, the results for the first quarter 2000 are not indicative of the Company's expectations for the entire fiscal year.

        The $6.1 million increase in other income is due primarily to $5.9 million of timberland sales for the quarter compared with $0.5 million last year.

	The cost of products sold, as a percentage of net sales, decreased from 82.5% last period to 73.9% this period. The decrease is due primarily to the inclusion of timber sales in net sales. As discussed above, timber sales increased in the first quarter 2000 as compared to the same period last year. The timber sales of the Company have a very low cost associated with them. In addition, the improvement in cost of products sold, as a percentage of net sales, is related to the increase in liner and medium prices implemented since the first quarter of 1999.

	The $4.3 million increase is selling, general and administrative expense is due to certain increased costs in support of Company initiatives implemented during 1999. In addition, commissions related to the Timber segment were higher due to the substantial increase in timber sales during the first quarter 2000 compared to the first quarter 1999. Finally, selling, general and administrative expense, including goodwill amortization, related to Great Lakes contributed to this increase.

	The increase in interest expense is due primarily to higher interest rates during the current period as compared to last year.

	Equity in earnings of affiliates improved to $3.0 million for the three months ended January 31, 2000 from $1.8 million for the same period last year. This income represents the Company's equity interest in CorrChoice's net income and, to a lesser extent, the Company's share of Abzac-Greif's net income.

LIQUIDITY AND CAPITAL RESOURCES

	As reflected by the Consolidated Balance Sheet at January 31, 2000 and discussed in greater detail in the 1999 Annual Report, the Company is dedicated to maintaining a strong financial position. It is the Company's belief that this dedication is extremely important during all economic times.

	As discussed in the 1999 Annual Report, the Company is subject to the economic conditions of the market in which it operates. During this period, the Company has been able to utilize its financial strength to meet its continued business needs.

	The current ratio of 3.3:1 as of January 31, 2000 is an indication of the Company's continued dedication to strong liquidity.

Investments in Business Expansion:

	Capital expenditures were $17.9 million during the three months ended January 31, 2000. These capital expenditures were principally needed to replace and improve equipment.

Balance Sheet Changes:

	The decrease in inventories and accounts payable are due primarily to the Company's plant closings and consolidation efforts.

	The reduction in restructuring reserves is due to the payments of severance and other costs of closing the plants included in the 1998 restructuring reserves.

	The increase in income taxes payable is due to the timing of estimated tax payments at January 31, 2000 as compared to October 31, 1999.

	The reduction in long-term obligations is due to the repayment of amounts borrowed under the Company's revolving credit faclility.

Other Liquidity Matters:

	During 1997, the Company embarked on a program to implement a management information system. The purpose of the management information system is to focus on using information technology to link operations in order to become a low-cost producer and more effectively service the Company's customers. The ultimate cost of this project is dependent upon management's final determination of the locations, timing and extent of integration of the management information system. As of January 31, 2000, the Company has spent approximately $24 million towards the project. While this program is not complete, especially with regard to the manufacturing and sales modules, the centralized finance module is in place. As such, amortization has begun on approximately $10 million of this amount. The capitalized costs of the project are being amortized on a straight-line basis over a seven-year period.

	In addition to the management information system, as described above, the Company has approved future purchases of approximately $53 million. These purchases are primarily to replace and improve properties, plants and equipment.

	Borrowing and self-financing have been the primary sources for past capital expenditures and acquisitions. The Company anticipates financing future capital expenditures in a like manner and believes that it will have adequate funds available for its planned expenditures.

Share Repurchase Program:

	In February 1999, the Board of Directors of the Company authorized an aggregate 1,000,000 share repurchase program for its Class A and Class B common shares. During the first quarter 2000, the Company repurchased 67,100 Class A common shares and 26,037 Class B common shares. As of January 31, 2000, the Company had repurchased 489,310 shares, including 335,376 Class A common shares and 153,934 Class B common shares.

Impact of the Year 2000 Issues:

	In prior years, the Company discussed the nature and progress of its plans to become Year 2000 compliant. In the latter part of 1999, the Company completed its remediation and testing of systems. As a result of those planning and implementation efforts, the Company experienced no significant disruptions in mission critical information technology and non-information technology systems and believes those systems successfully responded to the Year 2000 date change. The Company expensed approximately $8 million during 1999 in connection with its Year 2000 remediation efforts. The Company is not aware of any material problems resulting from Year 2000 issues, either with its products, its internal systems or the products and services of third parties. The Company will continue to monitor its mission critical computer applications and those of its suppliers and vendors throughout the current year to ensure that any latent Year 2000 matters that may arise are addressed promptly.

              SAFE HARBOR STATEMENT UNDER THE PRIVATE SECURITIES
                        LITIGATION REFORM ACT OF 1995

        Some of the information in this Form 10-Q contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform
Act of 1995. The words "believe," "expect," "anticipate," "project" and similar expressions, among others, identify forward-looking statements. Forward-looking statements speak only as of the date the statement was made. Such forward-looking statements are subject to certain risks and uncertainties that could cause the Company's actual results to differ materially from those projected. Such risks and uncertainties that might cause a difference include, but are not limited to, changes in general business and economic conditions, capacity levels in the containerboard market, competitive pricing pressures, in particular with respect to the price of paper, litigation or claims against the Company pertaining to environmental, product liability and safety and health matters, risks associated with the Company's acquisition strategy, in particular the Company's ability to locate and acquire other businesses, the Company's ability to integrate its newly acquired operations effectively with its existing businesses, the Company's ability to achieve improved operating efficiencies and capabilities sufficient to offset consolidation expenses and the frequency and volume of sales of the Company's timber and timberlands. These and other risks and uncertainties that could materially effect the financial results of the Company are further discussed in the Company's filings with the Securities and Exchange Commission, including the Company's Form 10-K for the year ended October 31, 1999.


ITEM 3.  QUANTITATIVE AND QUALITATIVE DISCLOSURE ABOUT MARKET
RISK

	There is no change in the quantitative and qualitative disclosures about the Company's market risk from the disclosures contained in the Company's Annual Report on Form 10-K for the year ended October 31,
1999.